UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 19

                    Under the Securities Exchange Act of 1934

                              Thermodynetics, Inc.
                                (Name of Issuer)

         Common Stock                                  883622
(Title of Class of Securities)                     (CUSIP Number)


                                 John F. Ferraro
                               (Reporting Person)

                             Kenneth B. Lerman, P.C.
               651 Day Hill Road, Windsor, Connecticut 06095-0040
                            Telephone (860) 285-0700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 1, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]. (See Rule 13d-7.)


                         (Continued on following pages)
                                   Page 1 of 5

CUSIP No. 883622                  Schedule 13D                       Page 2 of 5


1    Name of Reporting Person:

          John F. Ferraro
________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (a)  [_]
     of a Group.                                                 (b)  [X]

________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds:

          SC- Company whose securities are being acquired
________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(d) or 2(e).

________________________________________________________________________________
6    Citizenship or Place of Organization:

          United States

________________________________________________________________________________
               7    Sole Voting Power:

Number of                2,519,741
Shares         _________________________________________________________________
Beneficially   8    Shared Voting Power:
Owned
by Each                  1,494,936
Reporting      _________________________________________________________________
Person With:   9    Sole Dispositive Power:

                         2,519,741
              _________________________________________________________________
               10   Shared Dispositive Power:

                         1,494,936
________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person:

          4,048,037
________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares:

________________________________________________________________________________
13   Percent of Class Represented
     Amount in Row (11):

          thirty and five-tenths of one percent (30.5%)
________________________________________________________________________________
14   Type of Reporting Person:

          IN
________________________________________________________________________________

CUSIP No. 883622                  Schedule 13D                       Page 3 of 5


Item 1.   Security and Issuer

          Issuer:               Thermodynetics, Inc. (the "Company")
          Executive Office:     651 Day Hill Road
                                Windsor, Connecticut 06095

          Securities:           Common Stock, $.01 par value

Item 2.   Identity and Background

          Name:          a)     John F. Ferraro (the "Reporting Person")

          Address:       b)     Thermodynetics, Inc.
                                651 Day Hill Road
                                Windsor, CT  06095

          Occupation:    c)     Chairman, Chief Executive Officer and
                                Secretary of the Company.

          Convictions:   d)     None

          Proceedings:   e)     None

          Citizenship:   f)     Citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          SC- The Company, by its Board of Directors, adopted resolutions authorizing the Company to grant shares of its common stock, par value $.01 per share which shares are valued at $0.04 per share. Such shares were issued on the Date of Event.

Item 4.   Purpose of Transaction

          The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger. The Reporting Person may from time to time purchase additional shares through open market purchases, and stock options presently outstanding.

Item 5.   Interest in Securities of the Issuer

          (a) *4,048,037* shares are beneficially owned by Reporting Person as of the date hereof, which equals thirty and five-tenths of one percent (30.5%) beneficial ownership.

          The above includes the beneficial ownership of one-half (1/2) of *166,121* shares of the Company which are held by Pioneer Partners Corp. Reporting Person is an officer and director and 50% share owner of Pioneer Partners Corp. and thus has a 50% beneficial interest in such shares; a second director of the Company has the second 50% interest in such shares. The above includes *33,361* shares now owned by Reporting Person's spouse. The above includes *41,875* shares held in trust for Reporting Person under the Company's 401(k) Plan. The above excludes from beneficial ownership a total of *634,803* shares held for all participating employees in trust by Reporting Person as a trustee along with two other trustees of the Company's 401(k) Plan.

CUSIP No. 883622                  Schedule 13D                       Page 4 of 5


          The John F. Ferraro Defined Benefit Pension Plan and Trust, established in 1984, owns 1,370,000 shares; Mr. Ferraro, as trustee of the Plan, has full voting authority over that pension plan's shares; thus such shares have been included in Reporting Person's aggregate beneficial ownership calculation.

          (b) (i) Reporting Person has the sole voting and dispositive power over 2,519,741 shares. The above includes 571,559 shares currently registered in the Reporting Person's name which are issued and outstanding; and 1,948,182 option shares not yet exercised. Shares underlying all unexercised options cannot be voted.

               (ii) Reporting Person has shared voting and dispositive power over 1,494,936 shares. The above includes 41,875 shares held in trust for the Reporting Person by the Company's 401(k) Plan; 83,061 shares registered in the name of Pioneer Partners Corp., see item 5(a); and 1,370,000 shares issued in the name of the Reporting Person's Pension Plan (The John F. Ferraro Defined
               Pension Plan and Trust). The 83,061 shares held by Pioneer Partners Corp. are under the joint control of Messrs. Robert A. Lerman and the Reporting Person.

               (iii) Reporting Person has no voting or dispositive power over the 33,361 shares owned by his spouse.


          (c) No transactions in the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

          Transaction                  No. Shares              Date
          -----------                  ----------              ----
          Stock Bonus Award            50,000                  October 1, 1999

          (d) No other person except the Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

          (e)  Date Reporting Person ceased 5% beneficial ownership:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Relationships  with  Issuer.   Reporting  Person  is  an  officer  and
          director, and a greater than ten percent beneficial shareholder of the Issuer.

          Disclaimer of Group. Because Reporting Person has his own investment, holding and voting criteria and guidelines, the Reporting Person disclaims, in particular, membership in any group which individually includes his spouse, the John F. Ferraro Defined Benefit Pension Plan and Trust, or Mr. Robert A. Lerman. Mr. Lerman also is an officer, director and a greater than ten percent beneficial shareholder of the Issuer. Reporting Person disclaims any beneficial ownership in his spouse's shares and/or the shares of the John F. Ferraro Defined Benefit Pension Plan and Trust, and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares. Reporting Person disclaims any beneficial ownership in the second director's 50% interest in the 166,121 shares of the Company owned by Pioneer Partners Corp. and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares.

Item 7.   Exhibits
               None.

CUSIP No. 883622                  Schedule 13D                       Page 5 of 5


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 4, 1999
--------------------------------------------------------
(Date)


/s/  John F. Ferraro
--------------------------------------------------------
(Signature)


John F. Ferraro, Chairman, Secretary, CEO and a Director
--------------------------------------------------------
(Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).